November 13, 2024

Raymond Mow
Chief Financial Officer
Bitmine Immersion Technologies, Inc.
2030 Powers Ferry Road SE
Suite 212
Atlanta, Georgia 30339

       Re: Bitmine Immersion Technologies, Inc.
           Form 10-K for Fiscal Year Ended August 31, 2023
           Response dated October 4, 2024
           File No. 000-56220
Dear Raymond Mow:

       We have reviewed your October 4, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 8,
2024 letter.

Form 10-K for Fiscal Year Ended August 31, 2023
Part I
Item 1, Business, page 1

1. We note your response to prior comment 2. Please file draft disclosure of your breakeven analysis as correspondence on EDGAR, that you plan to include in your next periodic report, that includes an estimate of the financing costs of your miners.
       Please add any explanatory disclosure you deem necessary, in addition to disclosing an estimate of your financing costs, to discuss any assumptions and limitations relevant to the financing cost estimate that you disclose.
2. In that draft disclosure please address the following matters regarding your breakeven analysis:
           Please explain why your footnote states that "Other direct costs of mining - non
 November 13, 2024
Page 2

           energy utilities per bitcoin mined" includes electricity if this line is for "non energy" utilities.
             Please clarify where depreciation of your mining equipment is reflected under both "Cost of Mining - owned facilities" and "Cost of Mining - hosted facilities."
             By footnote or other means, under "Statistics - hosted facilities" please disclose what is included in "Other direct costs of mining - non energy utilities."

       Please contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or John Dana Brown at 202-551-
3859 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets